LAW OFFICES Silver, Freedman & Taff, L.L.P. A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
1700 WISCONSIN AVENUE, N.W. WASHINGTON, D.C. 20007 PHONE: (202) 295-4500 FAX: (202) 337-5502 WWW.SFTLAW.COM
WRITER'S DIRECT DIAL NUMBER (202) 295-4536

May 12, 2005

By Messenger and EDGAR

Todd Schiffman
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0408
Washington, D.C. 20549

Re:	Heritage Financial Group Form SB-2, Amendment No. 1, filed May 5, 2005 File No. 333-123581 Pre-Effective Amendment No. One

Dear Mr. Schiffman:

         We hereby file on behalf of our client, Heritage Financial Group ("Company"), Pre-Effective Amendment No. Two ("Amendment") to the above-referenced registration statement. This Amendment responds to your May 11, 2005 comment letter. It also contains some changes requested over the phone by the Office of Thrift Supervision.

RESPONSES TO SEC COMMENTS

Management's Discussion and Analysis of Recent Developments - page 20

1.	We note your response to comment 9, however, in your added disclosure, you neglect to adequately address the net income decrease. Please discuss what has led to the 17.3% decrease. You attribute this partly to a decrease in deposits but you do not explain what led to the decrease in deposits and other contributing factors.

Response: The reference to deposits was to average deposits; however, the decrease in average deposits did not contribute to the decrease in net income. Deposits at the end of the quarter were actually higher than at the beginning of the quarter. The decrease in net income was the result of the increase in interest expense and $100,000 provision for loan losses. The increase in interest expense was due to higher market rates of interest during the quarter. Page 20 has been revised to refer to these higher market rates of interest and to the change in lending discussed later in the prospectus.

Todd Schiffman
May 12, 2005

General

2.	We note your revised disclosure included in the "Experts" section on the second to last page of the prospectus in response to our prior comment 2 as it relates to your recent change in accountants. Please revise to:

  Specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed and the date;

  Address whether the accountant's report on the financial statements for either fiscal year 2003 or 2002 contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion or modification, if any; and

  Specifically state, if true, that there were no disagreements with Crowe Chizek and Company LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to their satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Your disclosure should address each of the last two fiscal years for which Crowe Chizek and Company LLC was engaged up to and including the date of their resignation, declination to stand for re-election or dismissal.

Please refer to Item 304 of Regulation S-B.

Response: The "Experts" section disclosure has been revised address this comment as follows:

Our consolidated financial statements as of and for the year ended December 31, 2004 included in the prospectus have been audited by Mauldin & Jenkins, LLC, and our consolidated financial statements as of and for the year ended December 31, 2003 included in this prospectus have been audited by Crowe Chizek and Company LLC, independent registered public accounting firms, as set forth in their reports thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon the report of these firms given upon the authority as experts in accounting and auditing. During 2004, Heritage Financial Group decided to change accounting firms to reduce costs and use a firm located closer to the Company's main office. We did not retain Crowe Chizek and Company LLC to conduct its audit for the 2004 fiscal year and, instead retained Mauldin & Jenkins, LLC. Crowe Chizek and Company LLC was dismissed on May 11, 2004 and Mauldin & Jenkins, LLC was retained on or about that same date. The report of Crowe Chizek and Company LLC on the financial statements of Heritage Financial Group for 2003 and 2002 did not contain an adverse opinion or disclaimer of opinion and has not been modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was made by the audit committee of HeritageBank of the South and the board of

Todd Schiffman
May 12, 2005

directors of the Heritage Financial Group. There were no disagreements with Crowe Chizek and Company LLC during fiscal year 2003 or 2002 or in fiscal year 2004 through May 11, 2004 on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Crowe Chizek and Company LLC, would have caused Crowe Chizek and Company LLC to make reference to the subject matter in connection with its report. Mauldin & Jenkins, LLC was not consulted prior to being retained for advice regarding matters on which Crowe Chizek and Company LLC had provided advice to Heritage Financial Group.

         The Company's request for acceleration of the effective date of the registration statement to Friday, May 13, 2005, at 3:00 p.m. was submitted on May 11, 2005. If the Staff wishes to discuss this filing with us, please contact Martin L. Meyrowitz (202-295-4527) or me at (202) 295-4536.

Very truly yours, /s/ Marianne E. Roche Marianne E. Roche
cc:	Kathryn McHale Benjamin Pheppen Don Walker O. Leonard Dorminey